UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         AMERICAN REPUBLIC REALTY FUND I
                                (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                            ------------------------
                                 (CUSIP Number)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
- ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 9, 2006
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].






                               (Page 1 of 5 pages)

CUSIP No.                             13D                    PAGE 2 OF 5 PAGES
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1                 NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Everest Management, LLC David I. Lesser W. Robert Kohorst
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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
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3                 SEC USE ONLY
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4                 SOURCE OF FUNDS
                            WC
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5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
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6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                            California (entities); United States (persons)
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- ---------------------------- -------------------------------------------------
     NUMBER OF SHARES        7        SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             8        SHARED VOTING POWER
                                        2,300 Units

                             9        SOLE DISPOSITIVE POWER

                            10        SHARED DISPOSITIVE POWER
                                        2,300 Units
- ---------------------------- -------------------------------------------------
- ----------------- ------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            2,300 Units
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12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                            [ ]
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13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               Approximately 20.9%
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14                TYPE OF REPORTING PERSON
                            OO; IN
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
CUSIP No.                             13D                    PAGE 3 OF 5 PAGES
- ----------------- ------------------------------------------------------------
- ----------------- ------------------------------------------------------------
1                 NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                        Everest Properties II, LLC W. Robert Kohorst
- ----------------- ------------------------------------------------------------
- ----------------- ------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
- ----------------- ------------------------------------------------------------
- ----------------- ------------------------------------------------------------
3                 SEC USE ONLY
- ----------------- ------------------------------------------------------------
- ----------------- ------------------------------------------------------------
4                 SOURCE OF FUNDS
                        WC
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- ----------------- ------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
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6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                        California (entities); United States (persons)
- ----------------- ------------------------------------------------------------
- ---------------------------- -------------------------------------------------
     NUMBER OF SHARES        7          SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                 1,029 Units
   REPORTING PERSON WITH
                             8          SHARED VOTING POWER

                             9          SOLE DISPOSITIVE POWER
                                           1,029 Units

                             10         SHARED DISPOSITIVE POWER

- ---------------------------- -------------------------------------------------
- ----------------- ------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,029 Units
- ----------------- ------------------------------------------------------------
- ----------------- ------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                            [ ]
- ----------------- ------------------------------------------------------------
- ----------------- ------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 9.4%
- ----------------- ------------------------------------------------------------
- ----------------- ------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                        OO; IN
- ----------------- ------------------------------------------------------------

This Amendment No. 1 amends the Schedule 13D filed with the Commission on July 1, 2005 (the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D. The following items are amended as follows.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Units were acquired by Everest Management and Everest Properties with existing cash at the time of the acquisition.


ITEM 4.  PURPOSE OF TRANSACTION

Everest Management has commenced a tender offer to acquire all Units of the Partnership not already held by Everest Management and its affiliates, pursuant to an Offer to Purchase dated and filed with the Securities and Exchange Commission on May 9, 2006 (the "Offer").

Everest Management is seeking to acquire Units for investment purposes. At this time, the persons filing this Statement do not have any specific plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (a) through (j) of Item 4 in Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The information from Items 1 and 7-13, inclusive, on the cover pages of this Statement is incorporated herein by reference. 2,300 Units are held of record by Everest Management. 1,029 Units are held of record by Everest Properties. No transaction in the Units have been effected in the last 60 days by any of the filing persons.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2006


                                EVEREST MANAGEMENT, LLC

                                By:  /s/ W. ROBERT KOHORST
                                     --------------------------
                                     W. Robert Kohorst
                                    President


                                EVEREST PROPERTIES II, LLC

                                By:  /s/ W. ROBERT KOHORST
                                     --------------------------
                                     W. Robert Kohorst
                                    President


                                /s/ W. ROBERT KOHORST
                                --------------------------
                                W. Robert Kohorst


                                /s/ DAVID I. LESSER
                                --------------------------
                                 David I. Lesser